Exhibit 12(a)

                          XEROX CREDIT CORPORATION
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                (In Millions)

                                          Year Ended December 31,
                                 1998      1997      1996      1995      1994

Income before income taxes      $ 137     $ 123     $ 123     $ 119     $ 147

Fixed charges:
  Interest expense (2)
    Xerox debt                     23         3         5         6         5
    Other debt                    217       214       199       213       197
      Total fixed charges         240       217       204       219       202
Earnings available for
  fixed charges                 $ 377     $ 340     $ 327     $ 338     $ 349

Ratio of earnings to
  fixed charges (1)              1.57      1.57      1.60      1.54      1.73



(1) The ratio of earnings to fixed charges has been computed by dividing total earnings available for fixed charges by total fixed charges.

(2) Debt has been assigned to discontinued operations based on the net assets of discontinued operations and the debt to equity ratios in accordance with Company policy. Beginning in 1995, the amount of interest expense that would have been allocated to discontinued operations was insignificant and therefore is now being reported within continuing operations and included in the fixed charges. Discontinued operations consist of the Company's third party financing and real estate businesses.


















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